File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

08002220

DIAMYD
MEDICAL

Press Release April 21st, 2008

Diamyd strengthens financial position and executes a fully subscribed direct placement

Diamyd MedicalAB (publ)(ticker DIAM B) has decided on and successfully executed a direct placement of in total 991,000 B shares. The shares have been placed with a limited group of professional investors at a price of 73 SEK per share. The issue raises gross proceeds of 72.3 MSEK($12.3million) in total for the Company, before issue costs.. For each issued and paid new share an equal number of warrants is received free of charge, which gives its holder the right to purchase additional B shares at a price of 100 SEK during April 2009. At full use of the issued warrants an additional 99.1 MSEK($16.8 million) in gross proceeds, will be available to the company.

After the executed new issue the share capital will increase with 991,000 SEK to 10,901,570 SEK, corresponding to 561,671 A shares and 10,339,899 B shares. After the issue the new shares represent 9.1 % of the capital and 6.2% of the votes. With a full subscription of the warrants the share capital will increase with another 991,000 SEK and the number of shares will increase with another 991,000 B-shares. The Board of Diamyd decided on the new issue in line with the authorization given on the General Shareholder's meeting on December 11, 2007, and on the Extra Shareholder's meeting on March 10, 2008.

"This issue takes us a further step towards the commercialization of our therapeutic diabetes vaccine Diamyd®", says **Elisabeth Lindner**, President and CEO of Diamyd Medical. "At the same time as resources are secured for financing of the clinical Phase III studies, which are needed for market approval, we will continue our partnership discussions for our Diamyd® and NTDDS platforms, from a strong bargaining position. I am warmly welcoming our new shareholders."

Stockholm Corporate Finance has been financial advisor to Diamyd regarding the issue.
www.stockholmcorp.se

SUPPL

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB (publ.), elisabeth.lindner@diamyd.com
Phone: +46-8-661 0026

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB (publ.), sonja.catani@diamyd.com
Phone: +46-8-661 00 26

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® against type 1- diabetes for which Phase III trials have been initiated in both US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQXt in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

---

Stockholm Corporate Finance AB is a securities company surveyed under the Swedish Financial Supervisory Authority and offers services in qualified business advising and capital raising predominantly to small and middle size public companies and their owners. More information can be found on the Company's website:www.stockholmcorp.se

dlw 4/30

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

Quarterly Report Stockholm April 22, 2008

2nd Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2007/2008

(www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

December 1, 2007 – February 29, 2008

- **Financial position strengthened as fully subscribed direct placement brings in MSEK 72.3 (MUSD 12.3) in combination with a potential 99.1 MSEK (MUSD 16.8) in additional proceeds from exercisable warrants, after the reporting period.**
- **Approval from the US Food and Drug Administration (FDA) to start a Phase III clinical study with type 1 diabetes patients in the US, after the reporting period.**
- **Approval from the Swedish Medical Products Agency (MPA) to initiate a European Phase III clinical study with type 1 diabetes patients in Sweden, after the reporting period.**
- **FDA approval to start a Phase I clinical study in chronic pain.**
- **Completion of Phase II type 1 diabetes trial with Diamyd® diabetes vaccine shows long term efficacy at 30 months.**
- **Net sales for the 3 month period was SEK 673,000 (USD 109,165) compared to SEK 467,000 (USD 75,750) for the same period last year.**
- **The net loss for the 3 month period was MSEK -16.5 (MUSD -2.6) compared to MSEK -13.8 (MUSD -2.2) for the same period of last year.**
- **Liquid assets amounted to MSEK 39.2 (MUSD 6.3) as of February 29, 2008 compared to MSEK 95.8 (MUSD 15.5) as of February 29, 2007.**
- **Result per share after dilution was SEK -1.7 (USD -0.28) compared to SEK -1.4 (USD -0.23) for the same period of last year.**

CEO OVERVIEW

Taking over from former CEO, Anders Essen-Möller, is a real challenge and a fantastic opportunity. Mr Essen-Möller has built an amazing network of competent and engaged people including many of the most recognized diabetes specialists in the western world. I find also the Diamyd teams in Stockholm and Pittsburgh extremely engaged, active and competent.

This quarter has been a true break-through for Diamyd in scientific and regulatory achievements.

The US Food and Drug Administration (FDA) and the Swedish Medical Products Agency (MPA) have both reviewed our Phase II clinical data and found them to be supportive for Phase III clinical studies in type 1 diabetes. The purpose of the new studies is to confirm statistical significance of our Phase II results in a larger patient population.

We have also successfully moved our manufacturing of Drug Substance from Holland to US. Drugs from the two manufacturing sites have been characterized in detail and have shown to be identical, which was supported by the regulatory agencies.

In beginning of April we had our first Phase III Investigator's Meeting in Linköping, Sweden. The meeting was chaired by Professor Ludvigsson, our Principal Investigator for the European study. All routines are now in place for the first 20 clinics to start the screening of patients for inclusion in the study. US and other countries in Europe are following close.

In the recently completed Phase II type 1 diabetes study a significant effect of the Diamyd® treatment was observed still 30 months after the first injection.

Within the next coming months we will also receive 5 years follow-up data from the first Phase II 47 patient LADA study. We are excited to compile this data and to see the result.

Additionally our first neurology product, NP2, has been approved by the FDA for initiation of a Phase I clinical trial in chronic pain. The trial will be designed as a dose-escalation study and is intended to test the safety of treatment with NP2.

Neurologix Inc. has recently, under our license agreement, received FDA approval to start a Phase II clinical trial for treatment of Parkinson's disease with GAD.

Diamyd has now also raised 72.3 MSEK through a direct placement. This capital will be used to support full speed in our initiated Phase III and Phase I studies and will also secure a strong negotiating position in ongoing partnership discussions.

Last but not least. I would like to share with you an e-mail received from a happy mother:

> *Today, I have the answer. I know for sure that Maria IS one of 35 children in Sweden that has been given the Diamyd vaccine. That she is one out of four that entered the hospital at the right time to take part in the clinical trial and is one of those, who have results indicating that the progression of the disease has stopped.*
>
> *We don't know for how long the effect of the vaccine will last, but today life feels like a sunny summer's day, on a bike with a nice tail-wind.*
>
> *Best regards, Eva*

This e-mail has meant a lot for us at Diamyd and did get right into our hearts. We are all committed to grow Diamyd Medical to become an important player in the biopharmaceutical industry.

OTHER SIGNIFICANT EVENTS DURING THE PERIOD

Diamyd Medical's Annual Shareholders' Meeting was held in December, 2007. Anders Essen-Möller was appointed as Chairman of the Board and Christer Hägglund, Lars Jonsson and Sam Lindgren were new elected members of the board.

OTHER SIGNIFICANT EVENTS SUBSEQUENT TO THE PERIOD

Extra Shareholders' Meeting - At the extra shareholders' meeting held on March 10, 2008 in Stockholm, the shareholders approved the following: Authorization of the Board of Directors to, at one or more occasions until the next Annual General Meeting, issue a maximum of 91,000 new B shares with consideration set-off in cash or with other conditions and without regard to pre-emption rights, and warrants which will give the right to subscribe for a maximum of 991,000 B shares.

A direct placement to a limited group of professional investors has been executed of in total 991,000 B-shares at a price of SEK 73 per share. The issue raises gross proceeds of MSEK 72.3 (MUSD 12.3) in total for the Company, before issue costs. For each issued and paid new share a warrant is received free of charge, which gives its holder the right to purchase an additional B share at a price of SEK 100 during April 2009. At full use of the issued warrants an additional MSEK 99.1 (USD 16.8) in gross proceeds, will be available to the Company.

BUSINESS OVERVIEW

Diamyd Medical currently develops therapeutics from two independent platform technologies. One of these platforms relies on the GAD65 molecule and the other on a viral system delivering proteins to nervous tissue (NTDDS).

Business Model

Diamyd Medical's business model leverages a focused in-house team with highly qualified and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.

Diamyd® Clinical Trials: Type 1 Diabetes

The Swedish Medical Products Agency (MPA) and the US Food and Drug Administraion (FDA) have approved the Company's application to commence Phase III studies with the therapeutic diabetes vaccine Diamyd®.

Diabetes teams from approximately 20 Swedish pediatric clinics have met in Linköping, Sweden, to go through details for the study, which will comprise 306 new onset type 1 diabetes patients in Europe. An identical Phase III clinical study is initiated in the US comprising 30-50 clinics.

The Company has announced positive results from a completed 30-month randomized, double-blind, placebo-controlled Phase II trial in 70 children and adolescents with type 1 diabetes. Significant long-term efficacy was demonstrated in preserving beta cell function, i.e. endogenous insulin producing capacity.

In addition, the results strongly support the safety of the drug. The treatment was well received by patients, their doctors and family members. No serious adverse events related to Diamyd® treatment have been reported in the study.

Diamyd® Clinical Trials: Autoimmune Type 2 Diabetes (LADA)
Five year follow up results from a Phase IIa trial in 47 LADA patients are expected mid-2008. Previously it was reported that the most efficacious dose (20µg) significantly improved both meal-stimulated C-peptide levels and HbA1c at two years after treatment with Diamyd®.

No serious adverse events related to Diamyd® treatment have been reported in any study.

NTDDS
Nerve Targeting Drug Delivery System (NTDDS) is a replication deficient viral delivery system for proteins, in particular, for targeting nervous cells. This system has several advantages over other gene delivery strategies, as the NTDDS is nerve specific and does not cause systemic effects and does not integrate into the chromosome and therefore reduces the risk of side effects. The NTDDS lead projects are drugs for treatment of pain using Enkephalin (NP2) and GAD (DG2).

NP2 has been approved by the FDA for initiation of a Phase I clinical trial, which will be conducted in the US. The trial is designed as a dose-escalation study and is intended to test the safety of NP2 in patients with chronic pain.

GAD and other neurological diseases
Apart from being a major autoantigen in autoimmune diabetes, GAD is also an enzyme that converts the excitatory neurotransmitter glutamate into the inhibitory neurotransmitter GABA. Several neurological and movement related disorders may be connected with disturbances in the glutamate-GABA balance, and GAD may come to play an important role for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. Neurologix, Inc. has recently received clearance from FDA to start Phase II studies in Parkinson's disease.

RISK FACTORS
There is no guarantee that Diamyd Medical's research and development will result in commercial success. There is no guarantee that the trials conducted by Diamyd Medical can demonstrate sufficient safety and efficacy to obtain the necessary approvals from regulatory authorities, or that they will result in marketable products.

There can be no guarantee that Diamyd Medical will develop products that can be patented, that granted or licensed patents can be retained, that future inventions will lead to patents, or that granted or licensed patents will be sufficient to protect Diamyd Medical's rights.

There may be a need to turn to the capital market for financing. Both the size and the timing of the Company's potential future capital requirements are dependent on a number of factors, including opportunities to enter into collaboration or licensing agreements and the possibility of achieving success in research and development projects undertaken.

Generally a biopharmaceutical company such as Diamyd Medical is associated with high risk.

FINANCIAL PERFORMANCE

Net Sales – Sales during the 3 months period amounted to MSEK 0.673 (0.475).

Costs – Costs for the Group amounted to MSEK 17.4 (15) during the 3 months period. Costs for the 6 months period amounted to MSEK 35.2 (25) The increased costs are incurred by manufacturing cost for the planned Diamyd® Phase III program and costs for the planned Phase I study in the NTDDS-project.

Result – The net loss for the Group for the 3 months period amounted to MSEK 16.5 (13.4). The net loss for the 6 months period amounted to MSEK 33.7 (23.7).

Financial Position and Liquidity – The Group's liquid assets amounted to MSEK 39.3 (65.7) as of February 29, 2008.

Investments – There were no investments during the 3 months period. In the 6 months period Diamyd Medical invested MUSD 1 in Protein Sciences through a convertible note.

Change in Equity – As of February 29, 2008, the Company's equity amounted to MSEK 79.5 (133), resulting in a solvency ratio of 90.9 (93.9) percent.

Personnel – The Company had 12 (9) employees as of February 29, 2008, of which 6 (6) were men and 6 (3) were women.

Parent Company – The Parent Company's net turnover amounted to SEK 0 as all sales are conducted in subsidiary companies. The 3 months period's investments were none during the six months period an investment of MSEK 6.37 (MUSD 1) in Protein Sciences through a convertible loan. The net loss for the Parent Company for the 3 months period amounted to 3.1 (0.7) MSEK. The net loss for the 6 months period amounted to MSEK 6.8 (2.1). The difference between the period this year and last year is due to changes in invoicing periods for the NTDDS-project.

Share – The total number of shares in the Company is 9,910,570 as of February 29, 20087.

Conversion rate – The conversion rate used in this report is USD 1 = SEK 6.165

Warrant – Warrant program 2004/2007 expired on December 31, 2007. At that time 193,092 warrants were subscribed and paid for out of 200,000.

Employee option programs – At Annual Shareholders' Meeting in December 2007 an employee option program were established. As of February 29, 2008 there were 150,000 outstanding employee options.

FINANCIAL RESULTS

Group's Consolidated Income Statement

kSEK

	3 months Dec-Feb 2007/2008	3 months Dec-Feb 2006/2007	6 months Sep-Feb 2007/2008	6 months Sep-Feb 2006/2007	12 months Sep-Aug 2006/2007
OPERATING INCOME					
Net sales	682	115	831	175	531
Other Operating Income	-9	360	195	381	540
Total Operating Income	**673**	**475**	**1,026**	**556**	**1,071**
Operating Expenses					
Cost Of Goods Sold	-8	-3	-14	-7	-18
External Research & Development cost	-11,390	-8,415	-24,053	-12,968	-29,049
Patents	-493	-214	-527	-722	-1,908
Personnel	-3,054	-3,113	-6,931	-5,848	-13,554
Other External Expenses	-2,320	-3,089	-3,476	-5,075	-10,941
Depreciation, Patents	-71	-102	-141	-264	-403
Depreciation, Equipment	-25	-33	-51	-66	-146
Total Operating Expenses	**-17,360**	**-14,969**	**-35,193**	**-24,950**	**-56,019**
Operating Loss	**-16,687**	**-14,494**	**-34,167**	**-24,394**	**-54,948**
FINANCIAL INCOME AND EXPENSES					
Dividends from Holdings	-	-	-	-	350
Depreciation, participations in associated companies	296	-	296	-	-
Other interest income and similar items	430	562	977	1,263	2,574
Other interest expense and similar items	-580	548	-770	-528	-1,447
Total Financial Income and Expense	**146**	**1,109**	**503**	**735**	**1,477**
Loss before Taxes	**-16,541**	**-13,385**	**-33,664**	**-23,659**	**-53,471**
Taxes	-	-	-77	-	266
NET LOSS FOR THE PERIOD	**-16,541**	**-13,385**	**-33,741**	**-23,659**	**-53,205**
Earnings per share before and after dilution, SEK	-1.7	-1.4	-3.4	-2.6	-5.5
Number of shares	9,910,570	9,772,478	9,910,570	9,772,478	9,772,478
Average number of shares	9,900,162	9,700,478	9,854,038	9,546,639	9,659,558
Number of shares after dilution	9,900,162	9,799,739	9,854,038	9,642,786	9,750,960

Group's Consolidated Balance Sheet

kSEK

	29-feb 2008	29-feb 2007	31-aug 2007
ASSETS			
Non-Current Assets			
Intangible assets	16,744	16,518	16,885
Tangible assets	429	251	414
Financial assets	21,418	21,418	21,418
Total Non-Current Assets	**38,591**	**38,187**	**38,716**
Current Assets			
Inventory	10	14	11
Trade Receivables	118	322	86
Other Receivables	1,257	3,707	3,107
Prepaid tax	894	404	789
Prepaid Expenses and Accrued Income	1,128	3,072	2,709
Other Investments	6,165	-	-
Short-term investments	-	30,138	-
Cash and bank balances	39,253	65,738	68,803
Total Current Assets	**48,825**	**103,395**	**75,505**
TOTAL ASSETS	**87,416**	**141,582**	**114,221**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity			
Issued capital	9,910	9,772	9,772
Other Capital Contributions	356,762	349,995	349,995
Other Reserves	284	99	311
Accumulated Losses	-287,476	-226,860	-254,944
Total Shareholder's Equity	**79,480**	**133,006**	**105,134**
Current Liabilities			
Trade Payables	3,915	2,989	4,016
Other Payables	237	1,400	220
Prepaid Income and Accrued Expenses	3,784	4,187	4,851
Total Current Liabilities	**7,936**	**8,576**	**9,087**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**87,416**	**141,582**	**114,221**

Group's Change in Shareholder's Equity

(kSEK)	Share Capital	Oth. Capital Contribut.	Other reserves	Accum. losses	TOTAL
Opening balance, September 1, 2006	**8,735**	**288,938**	**160**	**-202,231**	**95,602**
Revaluation of Short-Term Investments			77		77
Translation Gain			74		74
Total revenues and costs posted directly to shareholders' equity			**151**		**151**
Net Loss for the Period				-53,205	-53,205
Total revenues and cost			**151**	**-53,205**	**-53,054**
New Share Issue	912	48,332			49,244
Option Premiums	55	2,695			2,750
New Share Issue	70	10,030			10,100
Employee Option				492	492
Closing balance, August 31, 2007	**9,772**	**349,995**	**311**	**-254,944**	**105,134**
Opening balance, September 1, 2007	**9,772**	**349,995**	**311**	**-254,944**	**105134**
Translation Gain			-27		-27
Total revenues and costs posted directly to shareholders' equity			**-27**		**-27**
Net Loss for the Period				-33,741	-33741
Total revenues and cost			**-27**	**-33,741**	**-33,768**
Option subscription	138	6,767			6,905
Employee option				1,209	1,209
Closing balance, February 29, 2008	**9,910**	**356,762**	**284**	**-287,476**	**79,480**

Parent Company's Income Statement

kSEK	3 months Dec-Feb 2007/2008	3 months Dec-Feb 2006/2007	6 months Sep-Feb 2007/2008	6 months Sep-Feb 2006/2007	12 months Sep-Aug 2006/2007
Operating Expenses					
Other External Expenses	-3,141	-904	-7,093	-1,880	-17,019
Total Operating Expenses	**-3,141**	**-904**	**-7,093**	**-1,880**	**-17,019**
Operating Loss	-3,141	-904	-7,093	-1,880	-17,019
FINANCIAL INCOME AND EXPENSES					
Results from group participation	-	-	-	-	-32,005
Depreciation, participations in associated companies	172	-	172	-	-
Dividends from Holdings	-	-	-	-	350
Interest income and similar items	369	541	830	1,227	2,459
Interest expense and similar items	-491	-339	-676	-1,412	-1,426
Total Financial Income and Expense	**49**	**202**	**326**	**-185**	**-30,622**
Loss before Taxes	**-3,092**	**-702**	**-6,767**	**-2,065**	**-47,641**
Taxes	-	-	-	-	-
NET LOSS FOR THE PERIOD	**-3,092**	**-702**	**-6,767**	**-2,065**	**-47,641**

Parent Company's Balance Sheet

kSEK

	29 Feb 2008	29 Feb 2007	31 Aug 2007
ASSETS			
Non-Current Assets			
Intangible assets			
Licences and similar assets	16,627	16,627	16,627
Financial assets			
Shares in group companies	2,901	1,209	1,701
Receivables at group companies	29,488	19,864	6,784
Other long term bond holdings	21,418	21,418	21,418
Total Non-Current Assets	**70,434**	**59,118**	**46,530**
Current Assets			
Other Receivables	15	688	398
Prepaid Expenses and Accrued Income	655	1,763	1,424
Other Investments	6,165	-	-
Total Trade and Other Receivables	**6,835**	**2,451**	**1,822**
Short-term investments	-	30,128	-
Liquid assets	31,098	60,468	59,631
Total Current Assets	**37,933**	**93,047**	**61,453**
TOTAL ASSETS	**108,367**	**152,165**	**107,983**
Shareholders' Equity			
Restricted Equity			
Issued capital	9,910	9,772	9,772
Statutory reserve	148,440	141,673	141,673
Non-restricted equity			
Share premium reserve non-restricted	78,184	78,184	78,184
Profit or loss brought forward	-122,039	-76,176	-75,607
Net loss	-6,768	-2,065	-47,641
Total Shareholder's Equity	**107,727**	**151,388**	**106,381**
Long term liabilities to subsidiary	-	202	181
Current Liabilities			
Trade Payables	795	341	630
Other Payables	-230	72	72
Prepaid Income and Accrued Expenses	74	163	719
Total Current Liabilities	**639**	**575**	**1,421**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**108,366**	**152,165**	**107,983**

Group's Cash Flow Statement

kSEK

	3 months Jun-Aug 2007/2008	3 months Jun-Aug 2006/2007	6 months Sep-Feb 2007/2008	6 months Sep-Feb 2006/2007	12 months Sep-Aug 2006/2007
Cash Flow from Operations before Changes in Working Capital					
Operating loss	-16,687	-14,494	-34,167	-24,394	-54 948
Interest Received	431	519	977	1,439	3 051
Interest Paid	-766	548	-770	-528	-26
Dividend Received	-	-	-	-	350
Non-Cash Flow Items					
Depreciation	96	135	192	328	549
Changes in Accrued Interest	387	-102	847	-176	-477
Other Non-Cash Flow Items	635	-1,237	635	-	568
Income Tax Paid	77	-49	77	-78	-205
Net Cash Flow from Operating Activities before Changes in Working Capital	**-15,827**	**-14,680**	**-32,209**	**-23,409**	**-51 138**
Increase (-) Decrease (+) Inventory	-4	-5	-	-2	-1
Increase (-) Decrease (+) Receivables	2,042	4,082	3,392	-1,478	-278
Increase (+) Decrease (-) Liabilities	929	-3,336	-1,185	-854	-138
Net Cash Flow from Operating Activities	**-12,860**	**-13,939**	**-30,002**	**-25,743**	**-51 555**
Cash Flow from Investing Activities					
Purchase of Intangible Assets	-	-51	-	-51	-
Purchase of Tangible Assets	-4	-68	-96	-185	-435
Purchase of Financial Assets	-	1,428	-	16,542	45 551
Net Cash Flow from Investing Activities	**-4**	**1,309**	**-96**	**16,306**	**45 116**
Cash Flow from Financing Activities					
Change in Long-Term Liabilities	-	-	-	-	-
Option premiums	2,155	1,225	6,905	1,225	-
New share issue	-	10,125	-	60,869	62 094
Change in short term	-	-	-6,370	-	-
Net Cash Flow from Financing Activities	**2,155**	**11,350**	**535**	**62,094**	**62 094**
Total Cash Flow for the Period	**-10,709**	**-1,280**	**-29,563**	**52,657**	**55 655**
Cash and Cash Equivalents at beginning of period	49 829	66,942	68,803	13,190	13,190
Net Foreign Exchange difference	133	76	13	-109	-42
Cash and Cash Equivalents at end of period	**39 253**	**65,738**	**39,253**	**65,738**	**68,803**

Accounting Principles

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the European Commission for application in the EU. This consolidated interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting and valuation principles as in the annual report for 2005/2006. The interim condensed financial report should be read in conjunction with annual financial statements for the year ended August 31, 2006. The parent's financial statements have been prepared in compliance with RR 32.

Notes

Note 1- Segment result

Segment result of the period 2007-12-31- 2008-02-29

	GAD	NTDDS	Diamyd Group
Total Segment Income	682	-	682
Other Income	-	-9	-9
Total Income	682	-9	673
Segment results	-13,016	-3,671	-16,687
Depreciation, participations in associated companies			296
Financial Income			430
Financial Expenses			-580
Total financial Income and Expenses			146
Dividends from Holdings			-
Loss before taxes			-16,541
Income Tax			-
Net Loss of the Year			-16,541

Segment result of the period 2006-12-31- 2007-02-28

	GAD	NTDDS	Diamyd Group
Total Segment Income	115	-	115
Other Income	-	360	360
Total Income	115	360	475
Segment results	-11,305	-3,189	-14,494
Depreciation, participations in associated companies			-
Financial Income			1,109
Financial Expenses			-
Total financial Income and Expenses			1 109
Dividends from Holdings			-
Loss before taxes			-13,385
Income Tax			-
Net Loss of the Year			-13,385

Segment result of the period 2007-09-01- 2008-02-29

	GAD	NTDDS	Diamyd Group
Total Segment Income	-	-	-
Other Income	-	-	-
Total Income	682	-	682
Segment results	-	-9	-9
Depreciation, participations in associated companies			-16,687
Financial Income			-
Financial Expenses			296
Total financial Income and Expenses			430
Dividends from Holdings			-580
Loss before taxes			146
Income Tax			-
Net Loss of the Year			-16,541

Segment result of the period 2006-09-01- 2007-02-28

	GAD	NTDDS	Diamyd Group
Total Segment Income	-	-	-
Other Income	-	-	-
Total Income	115	-	115
Segment results	0	360	360
Depreciation, participations in associated companies			-14,494
Financial Income			-
Financial Expenses			-
Total financial Income and Expenses			1 109
Dividends from Holdings			-
Loss before taxes			1,109
Income Tax			-
Net Loss of the Year			-13,385

Segment result of the period 2006-09-01- 2007-08-31

	GAD	NTDDS	Diamyd Group
Total Segment Income			
Other Income			
Total Income			
Segment results			
Depreciation, participations in associated companies			-9
Financial Income			-
Financial Expenses			-16,687
Total financial Income and Expenses			0
Dividends from Holdings			296
Loss before taxes			430
Income Tax			580

Note 2 – Shareholders' equity and liabilities
All Company debts are non-interest-bearing.

Note 3 - Adjusted financials
During 2006 the company acquired a license for the NTDDS research and development project. Last year the company amortized the license. Since an acquired research and development project in accordance with IAS 38 should not be amortized, we have corrected the financial statement for 2005/2006. The effect of the corrections on last year financials is summarized below. There is no effect in the year end numbers for FY 2006/2007. The effect on this year has been 415 kSEK each quarter the first to the third quarter 2006/2007and will be adjusted for the comparative figures for.

Key ratios

	3 months Dec-Feb 2007/2008	3 months Dec-Feb 2006/2007	6 months Sep-Feb 2007/2008	6 months Sep-Feb 2006/2007	12 months Sep-Aug 2006/2007
Return on Equity, %	-19.1	-10.4	-36.2	-21.6	-53.0
Return on Capital Employed, %	-18.4	-10.4	-35.6	-21.6	-51.8
Return on Assets, %	-17.0	-9.8	-32.6	-20.0	-47.4
Shareholders' Equity per Share, SEK	8.0	13.5	8.0	13.5	10.8
Shareholders' Equity per Share after dilution, SEK	8.0	13.5	8.1	13.7	10.8
Cashflow per share, SEK	-1.1	-0.1	-3.0	5.5	-1.0
Solidity, %	90.9	93.9	90.9	93.9	92.0
Number of shares	9,910,570	9,772,478	9,910,570	9,772,478	9,772,478
Number of shares, Average	9,900,162	9,700,478	9,854,038	9,546,639	9,772,478
Number of shares, Diluted	9,900,162	9,799,739	9,854,038	9,642,786	9,831,104

BOARD ASSURANCE

The Board of Directors and the CEO certify that the half-yearly financial report gives a fair review of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, April 22, 2008

The Board of Diamyd Medical AB

Anders Essen-Möller *Chairman*	Christer Hägglund *Board Member*
Lars Jonsson *Board Member*	Sam Lindgren *Board Member*

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

3rd Quarterly Report (March-May)	July 1, 2008
Year End Report (September-August)	October 24, 2008

About Diamyd Medical

Diamyd Medical is a Swedish biopharmaceutical Company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The Company's most advanced project is the GAD-based drug Diamyd® against type 1 diabetes for which Phase III trials have been initiated in both USA and Europe. Furthermore the Company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The Company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in USA. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the Company's web site: www.diamyd.com.

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

For further information, please contact:

Stockholm office	**Stockholm office**	**Pittsburgh office**
Elisabeth Lindner	Sonja Catani	Michael Christini
CEO and President	Chief Communication Officer	President
+46 8 661 0026	+46 8 661 0026	+1 412 770 1310
elisabeth.lindner@diamyd.com	sonja.catani@diamyd.com	michael.christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END